RAMBLER

**CROWDFUNDING OFFERING
STATEMENT**

September 2016



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Two A&H Entertainment, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.co and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Two A&H Entertainment, LLC, a Delaware limited liability company (The "**Rambler**" or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $100,000 and maximum of $150,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS
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APPENDIX A FINANCIAL STATEMENTS WITH REVIEW REPORT

I.   SUMMARY OF OFFERING

SUMMARY OF TERMS

*The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the Note Purchase Agreement ("**NPA**").*

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to make a loan to the Issuer pursuant to the specified terms therein. By investing in the Securities, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence after the first full month following the Closing.

Issuer	
Offering Amount	Minimum of $100,000 and maximum of $150,000
Offering Period	49 days, until 11:59 PM of November 15, 2016
Minimum Investment	$100
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure.
	NextSeed will notify investors if the target Offering Amount has been met.
	If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment.

	If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Interest Rate	12% per annum, accrued monthly
Term	24 months
Payment	The Issuer will make monthly payments of principal and interest during the term.
Maturity	At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

EXISTING SECURITIES

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interests	$1,060,000	$1,060,000	Proportional to a member's Percentage Membership interest	Up until non-managing members have been paid back all of their capital contributions, 70% of distributions shall be made of non-managing members and 30% to the managing members; thereafter, each contribution is made in accordance with each member's Percentage Membership Interest. Additional rights are as set forth in the limited liability agreement of the Issuer ("**LLC Agreement**")

The equity membership interests of the Issuer ("**Membership Interests**") have not been registered or qualified under the Securities Act or the security laws of any state, and may be offered and sold only if so registered and qualified or if an exemption from such registration and qualification exists. Each unit of Membership Interest is sold in increments of $35,000 in exchange for 1% of percentage membership interest in the Issuer ("**Percentage Membership Interest**"). As of the date of this Disclosure, a total of $1,060,000 has been raised from the sale of Membership Interests and no additional membership interests will be sold.

Currently, Percentage Membership Interest of The Bar Back Fund I LP, managed by its general partner, Proof Positive, LLC, managed by Kingston Wu, is 25%. There are no other beneficial owners that individually own 20% or more Percentage Membership Interest. The Percentage Membership Interest of each of the three managing members, Hugo Gamboa, Adam Snyder and Andy Wasserman, is 17%.

Note: Membership Interests are equity interests of the Issuer, distinct from the Securities offered to investors through the Offering. While holders of Membership Interests may amend the LLC Agreement by vote as described above, the Securities are debt securities and their terms, governed solely by the NPA and the accompanying Notes, will not be materially limited, diluted or qualified by the rights of the holders of Membership Interests identified above.

MATERIAL TERMS OF ANY INDEBTEDNESS:

The Issuer has no outstanding debt.

III. KEY PERSONS

OFFICERS OF THE ISSUER

Hugo Gamboa

Managing Member, *February 2016 – Present*

Hugo is an industry veteran with nearly 30 years of experience launching and operating nearly twenty new restaurants, bars and nightclubs.

While still an undergrad at San Jose State University, he helped open six different venues in California. His success attracted the interest of Heart Throb Entertainment, the company behind New York's famed Crobar, who recruited him right out of school to launch three nightclubs in cities throughout Southern California.

In 1992, Gamboa realized his longtime dream of opening and operating his own venue, the San Jose based Dos Locos Cantina, which he ran for five years. After selling the business he teamed up with several other industry veterans to form The One Industry Group, which has become a leading restaurant, nightclub and bar management company on the West Coast, owning and operating concepts such as Mas Sake (until July 2014), Impala and Marina Sports Bar & Grill.

Since 2011, Hugo has partnered with Adam Snyder and Andy Wasserman to launch and operate three restaurants: The Brixton (opened in 2011), Redford (opened in June 2013) and Sabrosa (opened in January 2013) in San Francisco. Each location is built around a carefully crafted theme and exact execution.

Adam Snyder

Managing Member, *February 2016 – Present*

Adam Snyder began his career in the nightlife industry while studying at the University of San Francisco. After graduating, he spent the next four years working in some of San Francisco's most popular establishments, developing a deep knowledge of what truly makes venues attractive to the consumer.

In 2003, Snyder joined forces with Hugo Gamboa and Andy Wasserman to launch his first nightclub. Over the next 6 years, Snyder owned and or managed four other ventures, ranging from neighborhood restaurants to a 26,000 square foot nightclub in Las Vegas.

In 2009, Snyder helped create and launch The Ambassador and Taverna Aventine. Now in its sixth year of business, Taverna Aventine has increased revenue every year since opening.

Over the past few years, Snyder has reunited with Hugo Gamboa and Andy Wasserman to create the The Brixton, Redford, and Sabrosa. Each location is built around a carefully crafted theme and has outperformed initial forecasts.

Andre "Andy" Wasserman

Managing Member*, February 2016 – Present*

Andy Wasserman was born and raised in the city of San Francisco and has had an active role in shaping its ever evolving hospitality scene over the past two decades.

After graduating from USC with a degree in Entrepreneurship and Business Administration, Andy began his career as a financial consultant for Lehman Brothers and Merrill Lynch in downtown San Francisco. While at Merrill, Andy started to organize and promote weekend nightlife events at a variety of night clubs around San Francisco. Andy's reputation within the bar and nightclub world began to grow, as his events drew larger and larger crowds and he turned the venture into a full-time business.

In 2003, Andy partnered up with Hugo Gamboa to open, own and manage his first venue –overnight sensation Suite 181. He was 181's managing partner until they sold the business in 2007. He also opened the upscale bar Otis Lounge, managing its financial operations for a decade before selling the business in 2015.

In 2011, Andy once again teamed up with Hugo Gamboa and Adam Snyder to open up The Brixton restaurant on Union Street. Andy and these same operating partners then opened Sabrosa Restaurant in November of 2013.

KEY INVESTOR OF THE ISSUER

Kingston Wu, manager of Proof Positive LLC, the general partner of The Bar Back Fund I, LP, the holder of 25% of membership interests in the Issuer.

Kingston Wu was born and raised in the Bay Area and has had an active involvement in the local service industry for nearly two decades.

After obtaining an undergraduate degree and an MBA from the University of California, Berkeley, Haas School of Business, Kingston spent several years working his way up within Blue Chip companies like KPMG and Oracle. While getting his MBA at the Haas School of Business at UC Berkeley, in the evening and weekend program, he moved into the investment business and joined Industry Capital, a San Francisco-based private equity firm with $1.9 billion in assets under management. With over 9 years at the firm, he is currently an Investment Principal at the company after starting as its Controller.

In 2011, Kingston began investing in the local restaurant and bar scene. His first investments included Brixton and Sabrosa, operated by the Hat Trick Hospitality group owned by Hugo, Adam and Andy, and Horsefeather, operated by the employee team that helped open the famous Bourbon & Branch, Rickhouse, and Local Edition.

Kingston launched Proof Positive in 2015 – an activist fund that invests in restaurants, bars and event venues in the Bay Area. The fund's investors are comprised of friends and family, including the general partners at Industry Capital, and offers its owners a diversified, managed vehicle through which to invest in the food and beverage space, often at significantly better valuations than what individual investors can achieve. The fund is attractive to certain restaurateurs by providing value-added backend services such as cash flow management, record keeping and accounting, real estate acquisition and PR/marketing to business owners, in addition to its ability to commit larger capital to each investment, greatly shortening the fundraising period. Furthermore, the fund continues to identify synergies and cost reduction opportunities across its portfolio of service businesses in the Bay Area.

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$100,000	$150,000
Less: Offering Expenses[2]	Up to $10,000	Up to $15,000
Net Proceeds	At least $90,000	At least $135,000
Use of Net Proceeds	100% of the proceeds will be used to complete the buildout, purchase opening inventory, and working capital for training and opening costs for the Rambler.	100% of the proceeds will be used to complete the buildout, purchase opening inventory, and working capital for training and opening costs for the Rambler.

[2] NextSeed charges 10% of the total offering amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V.   FINANCIAL STATEMENTS

CURRENT FINANCIAL STATEMENTS[3]

Since the Issuer was formed recently (February 2016), the Issuer's current financial statements only reflect the startup costs incurred thus far and the equity contributions made by the members of the Issuer to date.

TWO A&H ENTERTAINMENT, LLC
BALANCE SHEET
AS OF FEBRUARY 17, 2016
(unaudited)

	February 17, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Members' Equity:	
Commitments and contingencies (Note 3)	
Members' Equity:	
Members' equity	$ 920,000
Subscription receivable	(920,000)
Total members' equity	-
Total liabilities and members' equity	$ -

[3] Please see Appendix A of this document for the full review report by the Issuer's accountant.

PRO FORMA FINANCIAL STATEMENT

To illustrate the earning potential of the Rambler, the Issuer is providing a summary of its 3-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on local operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating other businesses in San Francisco, CA and around the country. The key revenue drivers and other operating assumptions have been benchmarked against local industry standards and reflect the ongoing growth prospect and cost of doing business in San Francisco.

The Rambler

Pro Forma Projections

	Year 1		Year 2		Year 3	
Income			3% Growth		3% Growth	
Sales (NET of TAX and COMPS)						
Restaurant - Food	1,500,000	19.9%	1,545,000	19 9%	1,591,350	19.9%
Restaurant - Alcohol	2,500,000	33.2%	2,575,000	33 2%	2,652,250	33.2%
Room Service - Food	900,000	12.0%	927,000	12 0%	954,810	12.0%
Room Service - Alcohol	100,000	1.3%	103,000	1 3%	106,090	1.3%
Lobby Bar - Food	150,000	2.0%	154,500	2 0%	159,135	2.0%
Lobby Bar - Alcohol	60,000	0.8%	61,800	0 8%	63,654	0.8%
Game Room Bar - Food	150,000	2.0%	154,500	2 0%	159,135	2.0%
Game Room Bar - Alcohol	1,000,000	13.3%	1,030,000	13 3%	1,060,900	13.3%
Catering Revenue - Food	450,000	6.0%	463,500	6 0%	477,405	6.0%
Catering Revenue - Alcohol	700,000	9.3%	721,000	9 3%	742,630	9.3%
Retail	10,000	0.1%	10,300	0.1%	10,609	0.1%
Total Sales	**7,520,000**	**100.0%**	**7,745,600**	**100.0%**	**7,977,968**	**100.0%**
Cost of Goods Sold		CoS/Cat		CoS/Cat		CoS/Cat
Food Purchases (Everything)	976,500	31.0%	1,005,795	31 0%	1,035,969	31.0%
Alcohol	981,000	22.5%	1,010,430	22 5%	1,040,743	22.5%
Retail	3,000	30.0%	3,090	30 0%	3,183	30.0%
Total Cost of Goods Sold	**1,960,500**	**26.1%**	**2,019,315**	**26.1%**	**2,079,894**	**26.1%**
Gross Profit	**5,559,500**	**73.9%**	**5,726,285**	**73.9%**	**5,898,074**	**73.9%**
		Cost of Total Sales		Cost of Total Sales		Cost of Total Sales
Operating Expenses	**1,500,000**	**19.9%**	**1,545,000**	**19.9%**	**1,591,350**	**19.9%**
Payroll Expenses	**2,350,000**	**31.3%**	**2,420,500**	**31.3%**	**2,493,115**	**31.3%**
Base Rent (Triple Net)	283,000	3.8%	283,000	3.7%	283,000	3.5%
5.5% Rent over $4.8m	149,600	2.0%	162,008	2.1%	174,788	2.2%
Total Rent Expense	**432,600**	**5.8%**	**445,008**	**5.7%**	**457,788**	**5.7%**
Total Expenses	**4,282,600**	**56.9%**	**4,410,508**	**56.9%**	**4,542,253**	**56.9%**
Net Operating Income	**1,276,900**	**17.0%**	**1,315,777**	**17.0%**	**1,355,820**	**17.0%**
Depreciation/Amortization	**-300,000**	**-4.0%**	**-20,000**	**-0.3%**	**-20,600**	**-0.3%**
Net Income	**976,900**	**13.0%**	**1,295,777**	**16.7%**	**1,335,220**	**16.7%**
NextSeed Term Loan Repayment (1)	84,732		84,732			

(1) Assumes a NextSeed offering of $150,000. If the final offering size is less than $150,000, the total payments are expected to be lower.

VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of the restaurant and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business.

Reputational Risks

Adverse publicity concerning the restaurant industry and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for restaurants in San Francisco is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from restaurants or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Reliance on Managers

The Managers have complete discretion to control and manage the business operations of the Issuer. Accordingly, investors do not have the right to influence the decision-making process and will have no real voice in management of the Issuer. No person or entity should invest in the Issuer unless it is willing to rely exclusively on the Managers' judgment and abilities, especially their ability to manage the restaurant operations. In addition, the business of the Issuer is dependent upon the efforts of certain other key employees. The loss or unavailability to the Issuer of such key employees could have a materially adverse impact on the Issuer's business prospects and operations.

In addition, if the Managers are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If a Manager or other key personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the Managers and other key personnel needed.

Managers' Other Activities.

The Managers may engage in other activities of all types. The Managers will have no duty to account to the Issuer for profits derived from such other activities, including the restaurants, wine production and sales, consulting services and other businesses owned by any of the Managers or their affiliates; the Issuer and its investors will have no interest in such activities, businesses or operations and an investment in the Issuer will not be an investment in such other activities, businesses or operations.

Tenant Improvements

The Managers currently believe that the proceeds of this Offering should be sufficient to complete the build-out of the restaurant, fund various pre-opening expenses, and provide working capital for initial operations. However, no assurance can be given that there will not be unforeseen circumstances that would materially increase the cost to open and operate the restaurant.

Operating Costs

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

In general, restaurant operating costs, such as leasing costs, utilities, insurance, food and beverage costs and labor costs have increased steadily over the past several years and will likely increase in the future. Although the Issuer will diligently attempt to defray such cost increases through cost control measures and by passing such increases on to the customers of the restaurant where practical, it may not be possible to avoid incurring additional operational costs and increased costs as a percentage of sales. Furthermore, many of the restaurant's operating costs are not based on or tied to revenue, and it is therefore possible that any decrease in revenues will likely reduce income and cash flow disproportionately.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in restaurant business, including chefs. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

San Francisco Market Conditions

Minimum wage in the San Francisco is expected to increase to approximately $15 an hour by the year 2018. Although the Managers have incorporated current anticipated minimum wage increases into its financial projections, total labor costs (including San Francisco Health Care Security Ordinance employer contributions or other similar contributions or coverage imposed by law) are in flux and difficult to project with any a great degree of certainty, particularly when factoring in any overtime. The Managers will attempt to deflect higher than anticipated labor costs by increasing pricing and/or imposing surcharges where feasible or appropriate in the Managers' discretion. However, to the extent that some or all of such costs do not reflect inflation or cannot otherwise be reasonably offset by higher revenues, these expenses could adversely affect the profitability and/or viability of the restaurant.

General Economic or Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of the Issuer's menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

This Offering and the financial projections assume ideal conditions. Changes in the economy and discretionary spending, relatively low margins in the restaurant business, increasing labor costs, fluctuation in the costs of goods, and/or changes in city fees, policies or local, state or federal laws and other matters beyond the Issuer's control can be difficult to absorb and can adversely affect the bottom line and viability of the restaurant. Although the projections show a good margin and potential that would allow the Issuer to continue as a going concern, no guarantee is being made as to the amount, if any, or timing of distributions, nor as to the life span and overall success of the restaurant.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Real Estate Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

The Issuer is planning to open in San Francisco. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated and the actual number of units or rooms constructed may be less than initially contemplated.

Industry Risks

The Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in San Francisco is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

If upgrades under the Americans with Disabilities Act are triggered or otherwise imposed, either before or after the restaurant opens, the Issuer will be responsible for the cost of such upgrades, which could be substantial and could require the Issuer to seek additional financing or equity funding if possible. Any upgrades required could have a material impact on the design, layout and functionality of the restaurant (including the total number of seats in the dining room) and could require the restaurant to be closed while such upgrades are being performed, any of which could materially and adversely affect the Issuer's cash flow, profitability and overall success.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Other Licenses and Permits

The Issuer's business operations at the restaurant premises requires the issuance of various permits from city, county and state authorities. Such licenses and permits are issued at the discretion of the issuing authority, and there is no guaranty that all licenses and permits applied for by the Issuer will be issued. The inability of the Issuer to receive one or more such permits or licenses may materially affect the Issuer's operations. In the meantime, the Issuer may likely incur expenses in anticipation of such approval, including, without limitation, leasing, planning and design costs, and the issuance of such permits is not a condition the lease for the restaurant premises.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("**HACCP**") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Financial Forecasts

The financial forecasts included herein are based on certain reasonable assumptions by the Issuer, including food and beverage consumption by guests, the number of tables and guests at the restaurant, operating expenses, timing of certain events and other matters. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer will have little or no control. While the assumptions represent the Issuer's good faith estimates regarding certain material future events, actual operating results for the Issuer may be materially less favorable than their forecasts. Prospective investors should not rely on such forecasts as a guarantee of future operating performance.

No Guarantee of Payment

While the debt-holders are entitled to the preferential payment, the Issuer cannot guaranty that its business will be successful and that the Issuer will have sufficient funds available to pay its debts. The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized risk assessment by NextSeed that is applied on all businesses listing on NextSeed. The risk assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the loan terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Loan Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final loan terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investors should consider their own financial advisors for risk assessment and projected investment returns.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this

Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: ramblersf.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS WITH REVIEW REPORT

TWO A&H ENTERTAINMENT, LLC

FINANCIAL STATEMENT
(UNAUDITED)

as of

FEBRUARY 17, 2016

Together with
Independent Accountants' Review Report

Two A&H Entertainment, LLC
Index to Financial Statement
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Two A&H Entertainment, LLC
San Francisco, California

We have reviewed the accompanying balance sheet of Two A&H Entertainment, LLC (the "Company"), as of February 17, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
September 23, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

TWO A&H ENTERTAINMENT, LLC
BALANCE SHEET
AS OF FEBRUARY 17, 2016
(unaudited)

	February 17, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Members' Equity:	
Commitments and contingencies (Note 3)	
Members' Equity:	
Members' equity	$ 920,000
Subscription receivable	(920,000)
Total members' equity	-
Total liabilities and members' equity	$ -

See accompanying independent accountants' review report and notes to the balance sheet.

NOTE 1 – NATURE OF OPERATIONS

Two A&H Entertainment, LLC, dba Rambler was formed on February 17, 2016 ("Inception") in the State of Delaware. The balance sheet of Two A&H Entertainment, LLC (which may be referred to as "Rambler," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

The Company is a gastropub restaurant located in the center of San Francisco's Union Square and Theatre District, inside the newly renovated Hotel Zeppelin. A true hybrid concept, Rambler gives customers, a blend of traveling business person and vacationer, financial district employees, and a mid-market tech crowd, a reason to come early and stay late. Rambler envisions itself to be a cozy lounge, formal enough for dinner, and exciting enough to stay and drink in all night. It brings an inclusive, bohemian dining and drinking experience to the Union Square and theater district, embodying an old-world feel with a little bit of a rock n' roll flair.

Going Concern and Management's Plans
We will rely heavily on equity financing for working capital and have only recently commenced operations by servicing the hotel's lobby bar. This raises substantial doubt about the Company's ability to continue as a going concern. We expect to open the main restaurant and bar in early to mid October 2016 using the funds committed by our intimal Members for the build out. During the next 12 months, the Company intends to fund its operations with funding from operational income, our Regulation Crowdfunding campaign, and additional equity financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, the decades of relevant industry experience coupled with an experienced management team provide our basis for belief that the Company can be a success for stakeholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that

market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 17, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in consumer taste, or changes in local governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Rents
The Company accounts for lease agreements that have free or escalating rents on a straight-line basis over the life of the lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the balance sheet. As of February 17, 2016, there was no lease liability as the Company's minimum lease payments have not yet commenced.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenues from the food and beverage sales when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. In general, revenue is recognized when food and beverage products are sold, net of discounts.

Income Taxes

The Company is taxed as a Limited Liability Company ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

Facility Lease
The Company entered into a ten-year lease on February 26, 2016 for the site of intended operations inside Hotel Zeppelin, in San Francisco, CA. The lease commences on the earlier of (i) the date Rambler first opens to the public for business or (ii) the later of 180 days after the lease premise is delivered to Rambler or the date Rambler's building permit has been issued.

Future minimum annual payments during the ten-year lease are $18,712 per month, or $224,550 per year. Additionally, Rambler is to pay a percentage rent factor, calculated as 5.5% of sales, less certain adjustments, less the minimum monthly rent.

The lease required a security deposit of $112,275. Commencing on the thirteenth month after commencement, the $18,712.50 of the security will be created towards that month's rent payment, for three consecutive months, until the total security deposit is $56,137.

Future annual minimum payments under the lease during the initial non-cancellable term of 120 months, assuming an October 1st, 2016 commencement, are as follows:

For the year ended December 31:

2016	$ 56,137
2017	168,413
2018	224,550
2019	224,550
2020	224,550
Thereafter	1,291,163
	$ 2,189,363

Member Services
Members of the company may be paid for any services provided to the Company that do not have to do with membership. Each Manager will receive sixty days prior to the scheduled opening, $3,000 per month, and $6,000 for the month prior to opening. Once opened, the Company shall provide a management fee to each manager either $6,000 or 1% of gross sales, whichever is greater. After all non-managing Members' Capital Contributions have been returned, the Company shall provide a management fee to each Manager in the amount of $6,000 or 2% of gross sales, whichever is higher. However, after contributions have been returned, in the event available cash for distributions in any quarter is below $90,000, then for the following quarter management fees shall be reduced to $3,000 per manager per month. The reduction will be reevaluated the following quarter and reinstated if available cash for distributions is $90,000 or greater.

NOTE 4 – MEMBERS' EQUITY

LLC Units
Upon formation, the Company acquired members who provided commitments for capital, goodwill, or negotiated tenant improvements. A total of $920,000 in cash contributions were committed upon formation and seven members split the percentage membership interest in the Company. Profits and losses are allocated to members based on their percentage interest. Up until non-managing members have

been paid back all of their capital contributions, each time a distribution is made, the total of the distributions shall be seventy percent (70%) to the non-managing Members and thirty percent (30%) to the Manager-Member, in accordance with the Members' Percentage Interests. As soon as non-managing Members are paid in full for the Capital Contributions, each distribution will be paid in accordance with the Members' percentage interest. Disproportionate cash distributions may be approved by the Manager so long as amounts withheld are accrued for benefit accordingly.

No Member may assign, convey, sell, encumber, or in any way alienate all or any part of his or her interest in the company as a Member without the majority consent of Members (exclusive of the Member requesting the transfer).

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to February 17, 2016, the Company has commenced the build out of the leased space. Of the original $920,000 in committed funds, $540,200 has been received and $379,800 remains due. In addition, the Company has received cash of $105,000 for 3% interest in the LLC.

The Company has evaluated subsequent events that occurred after February 17, 2016 through September 23, 2016. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

RAMBLER

